SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

USG CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

903293 40 5

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 2 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5) 8 SHARED VOTING POWER 43,387,981 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 (see Item 5) 10 SHARED DISPOSITIVE POWER 43,387,981 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,387,981 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 3 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 43,387,981 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 43,387,981 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,387,981 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 4 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 39,002,017 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 39,002,017 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,002,017 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 5 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 39,002,017 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 39,002,017 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,002,017 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 6 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Life Insurance Company of Nebraska
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 14,035,088 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 14,035,088 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,035,088 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 7 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Assurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,894,737 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,894,737 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,894,737 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 8 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Re Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,385,965 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,385,965 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,965 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 9 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kolnische Ruckversicherungs-Gesellschaft AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,385,965 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,385,965 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,965 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 10 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Reinsurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,385,965 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,385,965 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,965 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 11 OF 13 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Re Life Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,385,965 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,385,965 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,965 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 12 OF 13 PAGES

Item 3 of this 13D is hereby amended to add the following:

This Amendment No. 5 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on January 31, 2006 (the “13D”), as subsequently amended thereafter, with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”) of USG Corporation (“USG”). On November 26, 2008, Berkshire Hathaway Life Insurance Company of Nebraska, a Nebraska corporation (“BH Nebraska”), Berkshire Hathaway Assurance Corporation, a New York corporation (“BH Assurance”), and General Re Life Corporation, a Connecticut corporation (“General Re Life”), purchased 10% Contingent Convertible Senior Notes due 2018 (the “Notes”) of USG, as described in Items 3 through 6 herein. This Amendment No. 5 also updates the previously reported information as to beneficial ownership of Warren E. Buffett, Berkshire Hathaway, Inc., OBH, Inc. and National Indemnity Company, of Common Stock of USG as of February 11, 2009. It is also being filed in order to add BH Nebraska, BH Assurance, General Re Life, General Re Corporation, a Delaware corporation (“General Re”), Kolnische Ruckversicherungs-Gesellschaft AG, a company formed under the laws of Germany (“Cologne Re”), and General Reinsurance Corporation, a Delaware corporation (“General Reinsurance”), as “Berkshire Entities” and “Reporting Persons.” All changes in beneficial ownership figures reported herein are as a result of the acquisition of the subject Notes, which are convertible into common stock at the election of the holders thereof within 60 days. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as set forth below:

(a)-(c); (f) This Statement is filed by the Berkshire Entities and by Mr. Buffett, who may be deemed to control the Berkshire Entities. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, the information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of the Berkshire Entities is filed as Exhibit 1 hereto.

(d); (e) During the last five years, none of the Berkshire Entities or Mr. Buffett, or, to their knowledge, any of the directors or executive officers of the Berkshire Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended to add the following:

The subject Notes were purchased in a private placement by the Issuer of $400 million aggregate principal amount of Notes. The subject Notes were acquired using internally generated funds of BH Nebraska, BH Assurance and General Re Life. No funds or consideration were borrowed or obtained for the purposes of acquiring the subject Notes.

Item 4 is hereby amended to add the following:

BH Nebraska, BH Assurance and General Re Life acquired the subject Notes for investment purposes.

Item 5 is hereby amended to add the following:

        (a) BH Nebraska is the holder of $160 million aggregate principal amount of the Notes (the “BH Nebraska Notes”), which, to the knowledge of the Reporting Persons, if converted, would constitute approximately 11.2% of USG’s outstanding Common Stock, based on the number of shares of Common Stock disclosed as outstanding on the Issuer’s Form 10-Q filed with the Commission on October 28, 2008. BH Assurance is the holder of $90 million aggregate principal amount of the Notes, which, to the knowledge of the Reporting Persons, if converted, would constitute approximately 6.3% of USG’s outstanding Common Stock (the “BH Assurance Notes,” and together with the BH Nebraska Notes, the “Nebraska/Assurance Notes”), based on the number of shares of Common Stock disclosed as outstanding on the Issuer’s Form 10-Q filed with the Commission on October 28, 2008. General Re Life is the holder of $50 million aggregate principal amount of the Notes, which, to the knowledge of the Reporting Persons, if converted, would constitute approximately 3.5% of USG’s outstanding Common Stock (the “General Re Life Notes”), based on the number of shares of Common Stock disclosed as outstanding on the Issuer’s Form 10-Q filed with the Commission on October 28, 2008. Mr. Buffett may be deemed to control Berkshire, which controls BH Nebraska, BH Assurance and General Re Life. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Nebraska/Assurance Notes and the Gen Re Life Notes. NICO, an indirect subsidiary of Berkshire and the direct parent company of BH Nebraska and BH Assurance, also may be considered to have beneficial ownership of the Nebraska/Assurance Notes. OBH, a direct subsidiary of Berkshire and the direct parent company of NICO, also may be considered to have beneficial ownership of the Nebraska/Assurance Notes. Cologne Re, an indirect subsidiary of Berkshire and the direct parent company of General Re Life, also may be considered to have beneficial ownership of the General Re Life Notes. General Reinsurance, an indirect subsidiary of Berkshire and the direct parent company of Cologne Re, also may be considered to have beneficial ownership of the General Re Life Notes. General Re, a direct subsidiary of Berkshire and the direct parent company of General Reinsurance, also may be considered to have beneficial ownership of the General Re Life Notes.

(b) BH Nebraska has voting and investment power with respect to the BH Nebraska Notes. BH Assurance has voting and investment power with respect to the BH Assurance Notes. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control BH Nebraska and BH Assurance, directs the investment of BH Nebraska and BH Assurance. Thus, Mr. Buffett, Berkshire, NICO and OBH share voting and investment power with respect to the Nebraska/Assurance Notes. General Re Life has voting and investment power with respect to the General Re Life Notes. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control General Re Life, directs the investment of General Re Life. Thus, Mr. Buffett, Berkshire, Cologne Re, General Reinsurance and General Re share voting and investment power with respect to the General Re Life Notes.

Item 6 is hereby amended to add the following:

On November 21, 2008, Berkshire and USG entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which, and subject to the terms and conditions thereof, Berkshire agreed to purchase Notes in an aggregate principal amount of $300 million, and USG agreed to sell Notes in an aggregate principal amount of $300 million dollars, for an aggregate purchase price of $300 million. On November 26, 2008, BH Nebraska purchased $160 million aggregate principal amount of the Notes, BH Assurance purchased $90 million aggregate principal amount of the Notes, and General Re Life purchased $50 million aggregate principal amount of the Notes.

Following stockholder approval of the issuance of shares of Common Stock upon conversion of the Notes at a special meeting of the USG stockholders held on February 9, 2009, the Notes became convertible into Common Stock at the option of BH Nebraska, BH Assurance and General Re Life at any time prior to the close of business on the business day immediately preceding the final maturity date of the Notes (December 1, 2018), unless the Notes are earlier repurchased or redeemed by USG, subject to the terms and conditions set forth in the indenture and the supplemental indenture governing the Notes (the “Indenture”). The Notes are convertible into Common Stock at an initial conversion price of $11.40 per share, subject to adjustments as set forth in the Indenture.

On November 26, 2008, Berkshire and USG entered into an Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”), pursuant to which USG has granted BH Nebraska, BH Assurance and General Re Life certain registration rights with respect to its shares of Common Stock and the Notes. The Registration Rights Agreement amended and restated in its entirety that certain Registration Rights Agreement, dated as of January 30, 2006, between USG and Berkshire.

The preceding discussion of the Securities Purchase Agreement, Assignment and Assumption Agreement, Indenture and Registration Rights Agreement does not contain a complete description of such agreements and is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Certain Information About the Reporting Persons and the Executive Officers and Directors of the Reporting Persons

2	Securities Purchase Agreement, dated as of November 21, 2008, by and between Berkshire and USG (incorporated herein by reference to Exhibit 1.1 to USG Corporation’s Current Report on 8-K filed with the Commission on November 26, 2008)

3	Indenture, dated as of November 1, 2008, by and between USG and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 to USG Corporation’s Current Report on 8-K filed with the Commission on November 26, 2008)

4	Supplemental Indenture, dated as of November 26, 2008, by and between USG and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.2 to USG Corporation’s Current Report on 8-K filed with the Commission on November 26, 2008)

5	Amended and Restated Registration Rights Agreement, dated as of November 26, 2008, by and between USG and Berkshire (incorporated herein by reference to Exhibit 10.1 to USG Corporation’s Current Report on 8-K filed with the Commission on November 26, 2008)

99.6	Amended and Restated Agreement to File Schedule 13D Jointly, dated as of February 11, 2009, by and among the Reporting Persons

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 13 OF 13 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: February 11, 2009

WARREN E. BUFFETT

By:	/s/ WARREN E. BUFFETT
Name:	Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

OBH, INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/s/ DALE L. GEISTKEMPER
Name:	Dale L. Geistkemper
Title:	Treasurer

BERKSHIRE HATHAWAY LIFE INSURANCE COMPANY OF NEBRASKA

By:	/s/ DALE L. GEISTKEMPER
Name:	Dale L. Geistkemper
Title:	Treasurer

BERKSHIRE HATHAWAY ASSURANCE CORPORATION

By:	/s/ DALE L. GEISTKEMPER
Name:	Dale L. Geistkemper
Title:	Treasurer

GENERAL RE CORPORATION

By:	/s/ WILLIAM G. GASDASKA
Name:	William G. Gasdaska
Title:	Senior Vice President, Chief Financial Officer

KOLNISCHE RUCKVERSICHERUNGS – GESELLSCHAFT AG

By:	/s/ WILLIAM G. GASDASKA
Name:	William G. Gasdaska
Title:	Supervisory Board Member

GENERAL REINSURANCE CORPORATION

By:	/s/ WILLIAM G. GASDASKA
Name:	William G. Gasdaska
Title:	Senior Vice President, Chief Financial Officer

GENERAL RE LIFE CORPORATION

By:	/s/ JOSEPH CONETTA
Name:	Joseph Conetta
Title:	Treasurer